SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                            (Amendment No.______)(*)


                               GASCO ENERGY, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    367220100
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                                 (CUSIP Number)


                                FEBRUARY 13, 2004
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            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [x] Rule 13d-1(b)

          [_] Rule 13d-1(c)

          [_] Rule 13d-1(d)


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(*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.367220100                  13G                    Page 2 of 5 Pages


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1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     RENN CAPITAL GROUP, INC.
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

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3. SEC USE ONLY



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4. CITIZENSHIP OR PLACE OF ORGANIZATION

      TEXAS

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  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           6,250
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BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          9,168,750
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    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         6,250
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            9,168,750
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9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      9,175,000
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [-]

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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


      14.3%
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12. TYPE OF REPORTING PERSON*


      IA
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.367220100                     13G                    Page 3 of 5 Pages



Item 1(a).  Name of Issuer:


             Gasco Energy, Inc. (the "Company")
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Item 1(b).  Address of Issuer's Principal Executive Offices:


             14 Inverness Drive East, Suite H-236, Englewood, CO  80112
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Item 2(a).  Name of Person Filing:


             RENN Capital Group, Inc. ("RENN Group")
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Item 2(b).  Address of Principal Business Office, or if None, Residence:


             8080 N. Central Expressway, Suite 210, LB-59, Dallas, TX  75026
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Item 2(c).  Citizenship:


             Texas
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Item 2(d).  Title of Class of Securities:


             Common Stock
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Item 2(e).  CUSIP Number:


             367220100
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Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)       [_] Broker or dealer registered under Section 15 of the Exchange
               Act.

     (b)       [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)       [x] An investment adviser in accordance with Rule
               13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)       [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No.367220100                   13G                    Page 4 of 5 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

         RENN Group beneficially owns 6,250 common shares of the Company, which is the vested portion of an option to purchase 12,500 common shares that vests ratably over 2 years. In its capacity as investment adviser, RENN Group may be deemed to beneficially own an additional 9,168,750 common shares of the Company that are held of record by clients of RENN Group. RENN Group acts as advisor and has the power, in most instances, to vote the shares of common stock, the shares of common stock issuable upon the conversion of the 8% Convertible Debentures and the shares of common stock issuable upon the exercise of stock option owned by Renaissance U.S. Growth Investment Trust, PLC, which owns 1,000,000 shares of common stock and $625,000 of Convertible Debentures that are convertible into 1,041,667 common shares; BFS US Special Opportunities Trust PLC, which owns 2,499,999 common shares and $1,250,000 of Convertible Debentures that are convertible into 2,083,333 common shares; and Renaissance Capital Growth and Income Fund III, Inc., which owns 1,000,000 common shares, $625,000 of Convertible Debentures that are convertible into 1,041,667 common shares and the option to purchase 2,083 common shares, which is the vested portion of an option to purchase 12,500 common shares that vests ratably over 2 years. RENN Group is considered a beneficial owner of the shares set forth herein solely by reason of its voting power. John Schmit, Vice President of RENN Group, serves on the Board of Directors of the Company. Mr. Schmit disclaims all beneficial ownership of the RENN Group shares and the shares held by RENN Group clients.
          ----------------------------------------------------------------------

     (b) Percent of class:

           14.3%
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     (c) Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote: 6,250

          (ii)  Shared power to vote or to direct the vote: 9,168,750

          (iii) Sole power to dispose or to direct the disposition of: 6,250

          (iv)  Shared power to dispose or to direct the disposition of:
                9,168,750


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

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Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         The securities as to which this Schedule is filed by RENN Group, in its capacity as investment adviser, are owned of record by clients of RENN Group. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities, except as follows:

                   BFS US Special Opportunities Trust, PLC.

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Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not Applicable
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Item 8.  Identification  and  Classification  of Members of the Group.

          Not Applicable
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Item 9.  Notice of Dissolution of Group.

          Not Applicable
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Item 10. Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 23, 2004

                                        RENN Capital Group, Inc.

                                By:     /S/  Russell Cleveland
                                        ------------------------------
                                        Russell Cleveland, President


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).